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                                   FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(B) OR (G) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                Summit Bancorp.
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             (Exact name of registrant as specified in its charter)

               New Jersey                                22-1903313
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

301 Carnegie Center, P.O. Box 2066, Princeton, NJ            08543-2066
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(Address of principal executive offices)                     (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered


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     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check
the following box. [    ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box [    ]

     Securities to be registered pursuant to Section 12(g) of the Act:

     Adjustable Rate Cumulative Preferred Stock, Series C ($25 stated value)
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                                (Title of class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Summary
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     On March 1, 1996, The Summit Bancorporation ("Bancorporation") merged with and into UJB Financial Corp. under the name "Summit Bancorp." ("Summit"), pursuant to the Agreement and Plan of Merger dated September 10, 1995, as amended by Amendment No. 1 dated December 1, 1995. Each outstanding share of the $25 stated value Adjustable Rate Cumulative Preferred Stock of Bancorporation ("Bancorporation Preferred") was converted into and represents the right to receive one share of the Adjustable Rate Cumulative Preferred Stock, Series C ($25 stated value) of Summit ("Summit Series C Preferred"), a series having relative rights, preferences and limitations identical to those of the Bancorporation Preferred.

     The Summit Series C Preferred ranks on a parity with the Adjustable Rate Cumulative Preferred Stock, Series B ($50 stated value) of Summit as to dividends and liquidation preference. The Summit Series C Preferred is entitled to cumulative dividends that are payable quarterly on March 15, June 15, September 15 and December 15 of each year. For each quarterly period, the dividend rate will be determined in advance of such period, and will be 2.75 percent less than the highest of the 3-month U.S. Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate, which are average yields on certain U.S. Treasury fixed rate securities, as published by the Federal Reserve Board. However, the dividend rate for any dividend period will not be less than 6 percent per annum nor greater than 12 percent per annum. The Summit Series C Preferred is redeemable at the option of Summit, in whole or in part, at $25 per share, plus accrued and unpaid dividends. Holders of Summit Series C Preferred have the right to vote as a class on amendments to the Restated Certificated of Incorporation of Summit adversely affect the rights or preferences of the Summit Series C Preferred and, in the event of a failure to pay full cumulative dividends for six quarters, holders of the Summit Series C Preferred become entitled to vote in the election of directors on the same basis as the holders of Common Stock, par value $1.20 per share, of Summit. Holders of the Summit Series C Preferred have no other voting rights. The Summit Series C Preferred not be convertible into shares of Summit Common Stock and have no preemptive rights. The Summit Series C Preferred is not subject to any sinking fund or other repurchase or retirement obligations of Summit. First Chicago Trust Company of New York is the transfer agent, dividend disbursing agent and registrar for shares of the Summit Series C Preferred.

     Full Statement of Relative Rights, Preferences and Limitations
     ---------------------------------------------------------------

     Article III of the Restated Certificate of Incorporation of Summit contains provisions creating the Summit Series C Preferred and specifies the relative rights, preferences and limitations thereof as follows:

     C.  Creation of Adjustable Rate Cumulative Preferred Stock, Series C.  A
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series of Preferred Stock of the Corporation, consisting of 504,481 shares, is hereby created and designated as Adjustable Rate Cumulative Preferred Stock, Series C (hereinafter referred to as "this Series C"), which series of Preferred Stock shall have a stated value of $25 per share and the following rights and preferences:
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1.  Dividends.  The holders of this Series C shall be entitled to the payment of
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cumulative dividends, from the date of issuance, at the Applicable Rate (as defined below), payable in cash. Such dividends, when due, must be paid before any dividend shall be paid on shares of common stock of the Corporation. Such dividends shall be payable, on a pro rata basis, with dividends on this Series
C.

     Holders of shares of this Series C will be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of assets of the Corporation legally available for payment, dividends payable at the rate of 9.50% per annum for the initial period ending June 15, 1983, and at the Applicable Rate from time to time in effect, for each quarterly dividend period thereafter. Dividends on this Series C will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, with the first dividend payable on March 15, 1996. Each such dividend will be payable to holders of record as they appear on the stock books of the Corporation on such record dates, not exceeding 30 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Corporation. Dividends will be cumulative from the date of issue. No full dividends will be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, on a parity with or junior to this Series C for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on this Series C for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full upon this Series C and any other preferred stock ranking on a parity as to dividends with this Series C, all dividends declared upon shares of this Series C and any other preferred stock ranking on a parity as to dividends will be declared pro rata. Except as provided in the preceding sentence, unless full cumulative dividends on this Series C have been paid or declared and set apart for payment, no dividends (other than in common stock or another stock ranking junior to this Series C as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution made upon the common stock of the Corporation or on any other stock of the Corporation ranking junior to or on a parity with this Series C as to dividends or upon liquidation, nor shall any common stock nor any other stock of the Corporation ranking junior to or on a parity with this Series C as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series C as to dividends and upon liquidation).

     Except as provided below in this paragraph, the "Applicable Rate" for any dividend period will be 2.75% less than the highest of (a) the 3 month Treasury Bill Rate, (b) the Ten Year Constant Maturity Rate and (c) the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period. If the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend period will be 2.75% less than the higher of whichever of such rates can be so determined. If the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for
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the preceding dividend period will be continued for such dividend period.
However, the Applicable Rate for any dividend period will in no event be less than 6.00% per annum nor greater than 12.00% per annum.

     Except as provided below, the "Treasury Bill Rate" for each quarterly dividend will be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period) for 3 month U.S. Treasury bills, as published by the Federal Reserve Board (the "Board") during the Calendar Period immediately prior to the ten calendar days immediately preceding the March 15, June 15, September 15 or December 15, as the case may be, prior to the dividend period for which the dividend rate is being determined.

     Except as provided below, the "Ten Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period) as published by the Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the March 15, June 15, September 15 or December 15, as the case may be, prior to the dividend period for which the dividend rate is being determined.

     Except as provided below, the "Twenty Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period), as published by the Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the March 15, June 15, September 15 or December 15, as the case may be, prior to the dividend period for which the dividend rate is being determined.

     If in any case the Board does not publish weekly any per annum data required for determination of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Twenty Year Constant Maturity Rate, as the case may be, for any dividend period as aforesaid during any such Calendar Period, then such calculation will be made on the basis of the arithmetic average of such per annum data for the most recent weeks (or on the basis of such per annum data for one week if such per annum data shall be published for only one week during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. If such per annum data shall not be published by the Board or by any Federal Reserve Bank or by any U.S. Government department or agency during the Calendar Period, then such calculation will be made on the basis of the arithmetic average of such per annum data for the two most recent weeks (or such per annum data for one week if such data shall be published for only one week during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury bills or securities, as the case may be (other than Special Securities, as defined below) having comparable maturities as follows:
(a) for U.S. Treasury bills, those having maturities of not less than 80 not more than 100 days; (b) for ten year U.S. Treasury
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securities, those fixed interest rate securities having maturities of not less than eight nor more than 12 years; and (c) for twenty year U.S. Treasury securities, those fixed interest rate securities having maturities of not less than 18 nor more than 22 years, in each case as published during such Calendar Period by the Board or, if, in any case, the Board shall not publish such data, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. If the Corporation determines in good faith that for any reason no U.S. Treasury bill rates are published during any relevant Calendar Period, then the Treasury Bill Rate for the relevant dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation. If the Corporation determines in good faith that for any reason it cannot determine the Applicable Rate for any dividend period on the basis of such per annum data published during such calendar period by the Board or such other bank, agency or department as aforesaid, then the Applicable Rate will be calculated on the basis of the arithmetic average of the per annum market discount rates (or average yields to maturity, as the case may be) based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable interest-bearing or fixed interest rate U.S. Treasury securities or bills, as the case may be (other than Special Securities), of relevant maturities from the date of any such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily Quotations are not generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

     The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate will each be rounded to the nearest five-hundredths of a percentage point.

     The amount of dividends per share for each dividend period will be computed by dividing the dividend rate for such dividend period by four and applying such rate against the stated value per share of this Series C. The amount of dividends payable for the initial dividend period or for any period shorter than a full quarterly dividend period will be computed on the basis of a 90-day quarter and the actual number of days elapsed in such period.

     The Applicable Rate with respect to each dividend period will be calculated as promptly as practicable by the Corporation according to the appropriate method described herein. The mathematical accuracy of each such calculation will be confirmed in writing by independent accountants of recognized standing. The Corporation will cause each Applicable Rate to be published in a newspaper of general circulation in New York City prior to the commencement of the new dividend period to which it applies and will cause notice of such Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of this Series C.
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     As used herein, the term "Calendar Period" means a period of 14 days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of 20 years).

2.  Liquidation.  In the event of any voluntary or involuntary liquidation,
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dissolution or winding up of the Corporation, the holders of shares of this
Series C are entitled to receive, out of assets of the Corporation available for distribution to stockholders, before any dis-tribution of assets is made to holders of common stock, liquidating distributions in the amount of $25.00 per share plus accrued and unpaid dividends. If upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to this Series C and any other shares of stock of the Corporation ranking as to any such distribution on a parity with this Series C are not paid in full, the holders of this Series C and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective liquidation preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of this Series C will not be entitled to any further participation in any distribution of assets of the Corporation. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation in consideration for the issuance of securities of another corporation, will not be deemed to be a liquidation, dissolution or winding up of the Corporation.

3.  No Voting Rights.  The holders of this Series C shall not be entitled to
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vote at any meeting of shareholders or for any other purpose or otherwise to participate in any action taken by the shareholders, or to receive notice of any meeting of shareholders, except that the holders of this Series C will have the right to vote to elect directors of the Corporation if the equivalent of six quarterly dividends payable on this Series C are in default. In the case of such default, and until all dividends in default have been paid or declared and set apart for payment, the holders of outstanding shares of this Series C will be entitled to vote in the election of directors on the same basis as the holders of the Corporation's common stock are entitled to vote.

     The affirmative vote of the holders of a majority of the outstanding shares of this Series C, voting together as a single class, on the basis of one vote per share, will be required for any amendment of the Corporation's Restated Certificate of Incorporation which will materially and adversely affect the rights or preferences of this Series C.

4.  Redemption.  Shares of this Series C are redeemable in whole or in part, at
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the option of the Corporation, upon not less than 30 nor more than 60 days'
notice by mail at a redemption price of $25.00 per share, plus accrued and unpaid dividends to the date fixed for redemption.
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     If full cumulative dividends on this Series C have not been paid or declared and set apart for payment, this Series C may not be redeemed in part and the Corporation may not purchase or acquire any shares of this Series C.

     Any shares of this Series C redeemed shall assume the status of authorized and unissued shares and may be reissued as shares of the same or any other series of preferred stock.


ITEM 2. EXHIBITS

None.
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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on it behalf by the undersigned, thereto duly authorized.

Date: March 28, 1996                 SUMMIT BANCORP.



                                  By: /s/ Dennis A. Williams
                                     ------------------------
                                     Dennis A. Williams
                                     Senior Vice President